EXHIBIT 12
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

(Dollars in millions)	2005	2004	2003	2002	2001

EARNINGS
Income (loss) before income taxes and cumulative effect of accounting change	$489	$323	$(690)	$(19)	$(339)
Add:
Amortization of previously capitalized interest	11	11	11	10	10
Minority interest in net income of consolidated subsidiaries with fixed charges	90	63	36	57	28
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	7	5	4
Proportionate share of net loss of investees accounted for by the equity method	—	1	21	17	43

Total additions	101	75	75	89	85
Deduct:
Capitalized interest	7	7	8	7	2
Minority interest in net loss of consolidated subsidiaries	3	6	15	5	15
Undistributed proportionate share of net income of investees accounted for by the equity method	4	6	4	2	—

Total deductions	14	19	27	14	17
TOTAL EARNINGS	$576	$379	$(642)	$56	$(271)

FIXED CHARGES
Interest expense	$411	$369	$296	$243	$298
Capitalized interest	7	7	8	7	2
Amortization of debt discount, premium or expense	27	61	44	9	6
Interest portion of rental expense(1)	101	91	89	76	74
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	7	5	4

TOTAL FIXED CHARGES	$546	$528	$444	$340	$384

TOTAL EARNINGS BEFORE FIXED CHARGES	$1,122	$907	$(198)	$396	$113

RATIO OF EARNINGS TO FIXED CHARGES	2.05	1.72	*	1.16	**

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $642 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $271 million.

(1)	Interest portion of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.